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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of January 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated January 10, 2001 re SONY BPE and RADVision Sign Long-Term Distribution Agreement for European Distribution of V2oIPTM Networking Products.

2. RADVision Ltd. Press Release dated January 12, 2001 re Announcement of Management Appointments as Part of Reorganization into Technology and Networking Business Units.

                                                                          ITEM 1

For Immediate Release

Contact:
                                                            Jody Burfening
Karen Gurwitz                David Seligman                 Sanjay Hurry
Dir. Corp. Communications    CFO                            Investor Relations
RADVision, Inc.              RADVision, Ltd.                LHA
Tel: 201.529.4300, x305      Tel: +972.3.645.5446           Tel: 212.838.3777
kgurwitz@radvision.com       Seligman@tlv.radvision.com     jbs@lhai.com
www.radvision.com            www.radvision.com              www.lhai.com

        SONY BPE and RADVision Sign Long-Term Distribution Agreement for
              European Distribution of V2oIPTM Networking Products

  DISTRIBUTION AGREEMENT WITH SONY BPE CREATES STRATEGIC ALLIANCE FOR PROVIDING
   COMPREHENSIVE END-TO-END VOICE AND VIDEO OVER IP COMMUNICATIONS SOLUTIONS

Badhoevedorp, the Netherlands, & Mahwah, New Jersey, January 10, 2001 - SONY Business & Professional, Europe (SONY BPE), the worldwide experts in video communication solutions and RADVision (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that they have signed a long-term distribution agreement establishing SONY BPE, VideoNetworking Business Unit, as a distributor of RADVision's leading IP communications solutions for real-time voice, video, and conferencing.

Under the terms of the agreement, SONY BPE will promote and market RADVision's family of V2oIP products to enterprises and service providers across Europe via SONY's resellers and distributors. RADVision's V2oIP products include gateways, multipoint conferencing units, and gatekeepers. RADVision and SONY BPE will jointly launch an authorized reseller program that will enable SONY BPE to provide efficient sales and pre-sales support.

"Our partnership with SONY is a key component of our strategy to establish a more prominent role within Europe's burgeoning IP communications industry," said Ami Amir, RADVision's Chief Executive Officer. "As a leading provider of reliable and cost-effective solutions to its customer base, SONY can use its highly efficient distribution channels to drive the adoption of our networking products into Europe's IP user community, by providing end-to-end conferencing solutions including the SONY endpoints and RADVision networking products."

Adam Fry, General Manager for SONY VideoNetworking, said, "Our agreement with RADVision is another example of our commitment to stay at the forefront of video-communications technology and to provide our customers and video-communications channels with reliable and cost-effective solutions. The timing of the agreement is opportune as it coincides with the recent launch of our new line of products, which includes H.323 products that are built around RADVision's H.323 embedded software technology."

                                     more...

About SONY BPE

As businesses expand globally, the need to communicate easily and conveniently with staff and customers increases as well. Videoconferencing and -Networking solutions from SONY take business communications a giant step forward by offering the most advanced products available on the market today.
SONY Videoconferencing systems bring people together at the touch of a button, helping businesses to save time and money. That's why more and more businesses are demanding SONY Videoconferencing systems. SONY offers a complete portfolio of Videoconferencing and -Networking products, and with a truly global presence, systems can be purchased, installed and supported around the globe via a SONY world-wide network. For more information, please visit our website at: www.SonyVideoconference.com.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                                                          ITEM 2

FOR IMMEDIATE RELEASE


Contact:
                                                          Jody Burfening
Karen Gurwitz                David Seligman               Sanjay Hurry
Dir. Corp. Communications    CFO                          Investor Relations
RADVision, Inc.              RADVision, Ltd.              LHA
Tel: 201.529.4300, x305      Tel: +972.3.645.5446         Tel: 212.838.3777
kgurwitz@radvision.com       Seligman@tlv.radvision.com   jbs@lhai.com
www.radvision.com            www.radvision.com            www.lhai.com

      RADVision Announces Management Appointments as Part of Reorganization
                 into Technology and Networking Business Units

            REORGANIZATION DESIGNED TO ACCELERATE TIME-TO-MARKET AND
                            IMPROVE CUSTOMER SUPPORT

Tel Aviv, Israel, January 12, 2000 -- RADVision (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced several appointments as part of its reorganization into two business units, a Technology Business Unit and a Networking Business Unit.

Boaz Raviv has joined RADVision as general manager of the Technology Business Unit. The Technology Business Unit is responsible for the development of enabling technologies for real-time voice and video over IP. Avinoam Barak was named general manager of the Networking Business Unit in September 2000. The Networking Business Unit is responsible for developing networking products for IP-centric voice, video and data conferencing services. To complete the new organizational structure, RADVision's sales and customer support organization has been consolidated into one global organization. Gene Wolf, president of RADVision's US subsidiary, has been promoted and will now also serve as Senior Vice President of Worldwide Sales and Support. At this time, Shykeh Gordon has decided to step down from his current position of Chief Operating Officer and take an extended leave. Mr. Gordon will be available to work with Ami Amir, RADVision's chief executive officer, on special projects. The company has no plans to fill the position of Chief Operating Officer at this time. Mr. Raviv, Mr. Barak and Mr. Wolf will report directly to Mr. Amir.

 "Having two business units allows us to be more nimble and responsive to the different market dynamics and product requirements that drive the development of our enabling technologies for developers and the development of our networking solutions for customers who are deploying IP-centric networks," said Ami Amir, RADVision's chief executive officer. "Boaz and Avinoam bring strong leadership, focus and vision to their respective teams, enabling us to maintain and strengthen our current market leadership position."

Mr. Amir continued, "By putting in place a seamless global sales and support organization, we will be able to better coordinate our distributed resources and improve our delivery of customer support to our multi-national customers. Gene has done an outstanding job of building our business in the United States, and we are confident that he will be able to bring a consistent level of sales and customer support execution to Europe and the Asia Pacific region."

Prior to joining RADVision, Mr. Raviv served as the Vice President of Business Development and Marketing at Elron TeleSoft, where he focused on e-business products and solutions. Mr. Raviv began his career at CAP GEMINI, France, where he held various key positions, primarily in the development of the data communications network, for eight years.

Before his appointment at RADVision, Mr. Barak was at MLM, a division of Israel Aircraft Industries, for eleven years, where he had various positions from software engineer for real-time embedded systems to team leader for the prestigious Arrow missile project. Later in his MLM career, he was a business manager for a communications-system unit.


About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: January 12, 2001